FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b)

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 of
Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------ -----------------------------------------------------------------
Name and Address of Reporting Person                                  2.   Issuer Name and Ticker or Trading Symbol

General Conference Corporation of Seventh-day Adventists                        LifePoint, Inc - LFPT
____________________________________________________________
(Last)                     (First)                   (Middle)

12501 Old Columbia Pike
____________________________________________________________
                           (Street)

Silver Spring                MD                   20804
____________________________________________________________
City                       (State)                   (Zip)
------------------------------------------------------------------ -----------------------------------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                   3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of
                                                                   Reporting Person                            2/00
                                                                   (Voluntary)

                                                                           52-6037545
------------------------------------------------------------------ ------------------------- ---------------------------------------
------------------------------------------------------------------ ------------------------- ---------------------------------------
                                                                                             5. If Amendment, Date of Original
                                                                                             (Month/Year)


------------------------------------------------------------------ ------------------------- ---------------------------------------
------------------------------------------------------------------ -----------------------------------------------------------------
6.  Relationship of Reporting Person to Issuer
          (Check if Applicable)

__  Director              _X_   10% Owner
__  Officer               ___   Other (specify below)
  (give title below)







 Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------- -----------------------------------------------------------------------
--------------------------------------------------------- ------------------- ------------------ --------------------------------
1.  Title of Security                                     2.  Transaction     3.  Transaction    4.  Securities Acquired (A) or
     (Instr. 3)                                               Date                Code           Disposed of (D) (Instr. 3, 4,
                                                          (Month/Day/Year)        (Instr. 8)     and 5)





--------------------------------------------------------- ------------------- ------------------ --------------------------------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
                                                                                Code       V     Amount      (A) or    Price
                                                                                                             (D)
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------

Common Stock, $.001 par value                               2/29/00             P                190,000      A         (1)
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------
--------------------------------------------------------- ------------------- ---------- ------- ----------- --------- ----------



--------------- ----------- ---------------
--------------- ----------- ---------------
5. Amount of    6.          7. Nature of
Securities      Ownership   Indirect
Beneficially    Form:       Beneficially
Owned at End    Direct      Ownership
of Month        (D) or      (Instr. 4)
(Instr. 3 and   Indirect
4)              (I)
                (Instr. 4)
--------------- ----------- ---------------
--------------- ----------- ---------------
1,425,000        D            N/A
--------------- ----------- ---------------


  (1) The Reporting Person purchased 76 units of Securities from the issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price of each Unit was $5,000.

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
              (e.g., puts, calls, warrants, options, convertible securities)
---------------------------- ------------- -------------- -------------- --------------- -----------------
1. Title of Derivative       2. Conver-    3.             4.             5. Number of    6. Date
Security (Instr. 3)          sion or       Transaction    Transaction    Derivation      Exercisable and
                             Exercisable   Date           Code (Instr.8  Securities      Expiration Date
                             Price of      (Month/Day/Year               Acquired (A)    (Month/Date/Year)
                             Derivative                                  or Disposed
                             Security                                    of (D)
                                                                         (Instr. 3,4,
                                                                         and 5)
---------------------------- ------------- -------------- -------------- --------------- -----------------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
                                                          Code     V     (A)      (D)    Date     Expiration
                                                                                         Exercis- Date
                                                                                         able
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Series A 10% Cumulative       Any time      N/A           N/A             N/A            Any time  N/A
Convertible Preferred Stock
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
Common Stock Purchase        $3.00         2/29/00        A              76              9/14/00  3/13/05
Warrant
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------


---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------


---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------


---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------


---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
---------------------------- ------------- -------------- ------ ------- -------- ------ -------- --------
------------------------ ------------- ------------- ----------- -----------
7. Title and Amount of   8. Price of   9. Number     10.         11.
Underlying Securities    Derivative    of            Ownership   Nature of
(Instr. 3 and 4)         Security      Derivative    Form of     Indirect
                         (Instr. 5)    Securities    Derivative  Beneficial
                                       Beneficially  Security:   Ownership
                                       Owned at      Direct      (Instr. 4)
                                       end of        (D) or
                                       month         Indirect
                                       (Instr. 4)    (I)
                                                     (Instr. 4)
------------------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Title       Amount or
            Number of
            Shares
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      4,500,000    $10.00        225,000       D           N/A
Stock
----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------
Common      100,000       (1)          415,000       D           N/A
Stock

----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------


----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------


----------- ------------ ------------- ------------- ----------- -----------
----------- ------------ ------------- ------------- ----------- -----------


----------- ------------ ------------- ------------- ----------- -----------
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----------- ------------ ------------- ------------- ----------- -----------
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

Explanation of Responses:

    (1) The Reporting Person purchased 76 units of Securities from the issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price of each Unit was $5,000.


          General Conference Corporation of Seventh Day Adventists


          By:  /s/ Gary B. DeBoer
             --------------------------------------

          Title:    Associate Treasurer
          Date:     March 13, 2000






**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.